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October 7, 2004
                                       www.cooley.com

                                       JODIE M. BOURDET
VIA EDGAR AND FEDERAL EXPRESS          (415) 693-2054
                                       jbourdet@cooley.com

O. Nicole Holden
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0407
Washington, DC  20549

RE:      ENDWAVE CORPORATION
         RESPONSE TO COMMENT LETTER DATED
         SEPTEMBER 24, 2004 REGARDING FORM 8-K
         SEC FILE NO. 0-31635

Dear Ms. Holden:

On behalf of our client Endwave Corporation ("Endwave"), this letter is being filed in response to the above referenced comment letter. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter in italics.

1. Refer to Item 9(a)(b) disclosure in Form 10-K filed on 3/30/04 for the fiscal year ended December 31, 2003. We note that Item 304(a)(1)(v) of Regulation S-K requires you to provide the information regarding any reportable event (i.e., internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination. Tell us why you have not disclosed any internal control weaknesses as a reportable event in the Form 8-K, or revise the Form 8-K as necessary.

Response to comment 1.: The Form 10-K disclosure identified by the staff pertains to a reportable condition that was identified by Ernst & Young LLP, Endwave's former accountants. We were advised by Ernst & Young LLP that the reportable condition was not considered to be a "material weakness" under standards established by the American Institute of Certified Public Accountants. After analyzing the condition reported by Ernst & Young LLP, we concluded such condition did not constitute a "reportable event" within the meaning of Item 304(a)(1)(v) of Regulation S-K. The statement in Endwave's Form 8-K regarding the absence of reportable events was accurate. Ernst & Young LLP did not disagree with the statements in the third paragraph on page 2 of Endwave's Form 8-K, as evidenced by its letter attached as Exhibit 16.01 to the Form 8-K.



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O. Nicole Holden
October 7, 2004
Page Two



2. In detail, supplementally describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

Response to comment 2.:  There were no reportable events.

3. In addition, provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response to comment 3.: There have been no communications to or from the former accountants, written or verbal, regarding disagreements or reportable events.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to comment 4.: No changes to the Form 8-K are contemplated.

In response to the staff's request, Endwave acknowledges that:

A. it is responsible for the adequacy and accuracy of the disclosure in its filings;

B. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

C. it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



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O. Nicole Holden
October 7, 2004
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If you have any further questions, please feel free to contact me at the above number.

Very truly yours,

/s/ Jodie M. Bourdet




Jodie M. Bourdet

cc:      Julianne Biagini, Endwave Corporation
         Lisa Portnoy, Ernst & Young LLP
         Kenneth Guernsey, Cooley Godward LLP
         Jason Throne, Cooley Godward LLP